

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

January 31, 2017

Mr. Christopher W. Cabrera
Chief Executive Officer
Xactly Corporation
300 Park Avenue, Suite 1700
San Jose, California 95110

      Re: Xactly Corporation
              Form 10-K for the Fiscal Year Ended January 31, 2016
              Filed April 20, 2016
              File No. 001-37451

Dear Mr. Cabrera:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              /s/ Kathleen Collins

              Kathleen Collins
              Accounting Branch Chief
              Office of Information Technologies
              and Services